Exhibit 11


                 MASCO CORPORATION AND CONSOLIDATED SUBSIDIARIES

                        COMPUTATION OF EARNINGS PER SHARE
                  Primary and Fully Diluted Earnings Per Share
               For the Three Months Ended March 31, 1996 and 1995
                 (Amounts in thousands except per share amounts)


                                                             Three Months Ended
                                                                  March 31
                                                               1996       1995

Shares for computation of primary and fully diluted
  earnings per share:
    Weighted average number of shares outstanding            160,400    158,400

    Common stock equivalents:
      Shares issuable assuming conversion of debentures        4,200      4,200

      Stock options                                              790        700

        Total shares for primary and fully diluted
          earnings per share computation                     165,390    163,300


Income from continuing operations                            $62,000    $69,920

Add back of debenture interest, net                            1,500      1,500

        Adjusted earnings from continuing operations          63,500     71,420

Income from operations of discontinued segment                 ---        4,480

        Earnings attributable to common stock                $63,500    $75,900

Primary and fully diluted earnings per share:
  Continuing operations                                         $.38       $.44

  Discontinued operations                                        --         .03

        Primary and fully diluted earnings per share            $.38       $.47

        Earnings per share as reported                          $.39       $.47


    This calculation is submitted in accordance with Regulation S-K Item 601(b)(11), although not required by APB Opinion No. 15, inasmuch as dilution for either period was less than 3 percent.